FEI Company

5350 NE Dawson Creek Drive

Hillsboro, OR 97124

May 31, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Webb

Mail Stop 0306

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               FEI Company
Comments on Form 10-K for the Fiscal Year Ended December 31, 2004
Form 8-K dated April 27, 2005
File No. 0-22780

Dear Mr. Webb:

This letter is submitted on behalf of FEI Company (“FEI”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to FEI’s Form 10-K for the year ended December 31, 2004 and Form 8-K dated April 27, 2005, each filed under the Securities Exchange Act of 1934 (“the Filings”), as set forth in your letter to Robert S. Gregg dated May 19, 2005.

For reference purposes, the text of each comment contained in the Staff’s letter has been reproduced herein, followed by FEI’s response.

2004 Form 10-K

Financial Statements

Note 1. Summary of Significant Accounting Policies – 54

Marketable Securities – Page 56

1.                                      We see you have significant investments in marketable securities.  We also see you indicate that as of December 31, 2004, fixed maturity securities were reclassified as available-for-sale securities. Given that paragraph 15 of Statement 115 indicates that transfers from the held-to-maturity category should be rare, we believe that in future filings you should provide additional disclosures to explain the reason that such a transfer was appropriate and compliant with Statement 115.

RESPONSE:  FEI respectfully advises the Staff that in future filings of our Form 10-K we will expand our disclosures to include our reasons why we believe transferring these investments from the held-to-maturity category to available-for-sale category is appropriate and compliant with Statement 115 as outlined below:

Marketable Securities

We account for our investments in marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “ Accounting for Certain Investments in Debt and Equity Securities .” Our investments include marketable debt securities with maturities greater than 90 days at the time of purchase. Prior to December 31, 2004, fixed maturity securities were classified as held-to-maturity based on our intent and ability to hold them to their maturity, and accordingly, they were recorded at their amortized cost. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. As of December 31, 2004, all fixed maturity securities were reclassified as available-for-sale securities as it is no longer our intent to hold these securities until maturity given we intend to have these funds readily available for our future operational requirements. Corporate notes and bonds and government-backed securities are carried at fair value, based on quoted market prices, with the unrealized gains or losses reported, net of tax, in shareholders’ equity as part of accumulated other comprehensive income (loss).  The total impact of this reclassification was a reduction in short-term/long-term investments and accumulated other comprehensive income of $0.5 million ($0.3 million, net of tax) at December 31, 2004 to record the impact of the unrealized losses related to these securities.  Given the highly-liquid nature of variable-rate notes, cost is considered to approximate fair value for these securities.

FEI advises the Staff supplementally that our decision to reclassify these securities to available-for-sale was in part a result of the decline in the predictability of certain callable government-back securities being called on their designated call dates due to changes in market conditions, primarily interest rates in the fourth quarter.  When we invested in these securities, it was with the intention that they would be called and the cash would be available to fund working capital requirements.  Reclassification of these assets to available-for-sale gives us the flexibility to still liquidate these investments in the event they are not called and the funds are required for funding working capital.  Additionally, as a result of the above we have concluded that all of the fixed maturity securities should be reclassified to available-for-sale to give us the flexibility in how we fund our future working capital requirements.

Form 8-K dated 4/27/2005

2.                                      We note that you refer to the non-GAAP information in Form 8-K as “pro forma results”.  Pro forma has a distinct meaning in accounting literature (Article 11 of Regulation S-X) and is not appropriate to describe non-GAAP information.  In future filings, please do not use this nomenclature when referring to non-GAAP information.

RESPONSE:  FEI respectfully advises the Staff that in future filings and other public disclosures we will discontinue the use of the term “pro-forma results” in our description of non-GAAP financial information.

3.                                      Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i) to Regulation S-K and Question 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  In future filings, please expand your disclosure to present detailed and specific disclosure of the following for each non-GAAP measure:

•                              The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•                              The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                              The economic substance behind management’s decision to use the measure; and

•                              The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Please note your future disclosures should not be generic or cookie-cutter.

RESPONSE:  FEI respectfully advises the Staff that in future filings and other public filings we will expand our disclosures about non-GAAP measures to fully comply with the requirements of Item 10(e)(1)(i) to Regulation of S-K and Question 8 to the FAQ Regarding the Use of non-GAAP Financial Measures dated June 13, 2003 with specific emphasis on the highlighted bullets outlined above as applicable.

Other matters

On behalf of FEI, I acknowledge that FEI is responsible for the adequacy and accuracy of the disclosures in the Filings; that staff comments or changes to disclosures in response to staff comments in the Filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and that FEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please contact me at (503) 726-1290 with any further comments or questions you may have.

Sincerely,

/s/ ROBERT S. GREGG

Robert S. Gregg
Executive Vice President and Chief Financial Officer

Cc:	Brad Thies
Stephen Loughlin
David Dugan
Ronald Greybeal
Tony Jeffries